UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

For the fiscal year ended December 31, 2005
OR
☐	Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
Commission File number 1-7933

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon Corporation

200 E. Randolph Drive

Chicago, Illinois 60601

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ Thomas Stachura	/s/ John A. Reschke
Thomas Stachura	John A. Reschke

Date:
June 28, 2006

2

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2005 and 2004

With Report of Independent Registered

Public Accounting Firm

Employer Identification Number  36-3051915

Plan # 020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years ended December 31, 2005 and 2004

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Assets Available for Benefits
at December 31, 2005 and 2004	2
Statements of Changes in Assets Available for Benefits
for the years ended December 31, 2005 and 2004	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held At
End of Year)	10

Report of Independent Registered Public Accounting Firm

The Participants and Administrative Committee
Aon Savings Plan

We have audited the accompanying statements of assets available for benefits of the Aon Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois	/s/ ERNST & YOUNG LLP
June 6, 2006

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN
Statements of Assets Available for Benefits

(in thousands)

	December 31
	2005	2004
Assets:
Investments, at Fair Value:
Aon Corporation Common Stock	$324,206	$258,761
Brokerage Accounts-Other Common and Preferred Stocks and Mutual Funds	11,257	9,215
Investments held in Mutual Funds
State Street Global Advisors Short Term Investment Fund	250,649	254,613
Vanguard REIT Index Fund	82,888	74,396
Vanguard Admiral Intermediate Term Treasury Fund	71,187	73,341
Vanguard Capital Opportunities Fund	71,764	60,849
T. Rowe Price Growth Stock Fund	29,225	—
Dodge & Cox Common Stock Fund	199,629	174,806
PIMCO Total Return Fund	53,863	49,788
Montag & Caldwell Growth Fund	—	23,285
Managers Special Equity Fund	51,454	53,183
Wells Fargo Small Cap Value Fund	15,256	—
American Funds Euro-Pacific Growth Fund	102,110	77,495
Investments held in Collective Trusts
Ned Davis Research Asset Allocation Strategy Fund	129,125	138,855
State Street Global Advisors S&P 500 Strategy Fund	243,785	255,803
Short-Term Investment Funds	2,086	1,943
Participant Loans	23,686	23,335
	1,662,170	1,529,668
Contributions Receivable
Participant Contribution Receivable	2,508	2,517
Company Contribution Receivable	17,824	9,219
	20,332	11,736
Investments Receivable:
Dividends declared - American Funds Euro-Pacific Growth Fund	5,293	—
Assets Available for Benefits	1,687,795	$1,541,404

 See notes to financial statements.

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN
Statements of Changes in Assets Available for Benefits

(in thousands)

	December 31
	2005	2004
Net Investment Income
Interest Income	$10,712	$3,574
Net Appreciation in Fair Value of Investments	162,380	89,855
Aon Corporation Dividends	6,201	7,145
Other Dividends	31,610	21,339
Total Net Investment Income	210,903	121,913
Contributions
Company	48,030	40,202
Participants	90,127	100,885
Rollovers	5,390	5,573
Total Contributions	143,547	146,660
Other Changes
Benefit Payments	(206,007)	(144,326)
Management and Administrative Fees	(2,052)	(1,580)
Total Other Changes	(208,059)	(145,906)
Net Increase in Assets Available for Benefits	146,391	122,667
Assets Available for Benefits at Beginning of Year	1,541,404	1,418,737
Assets Available for Benefits at End of Year	$1,687,795	$1,541,404

See notes to financial statements.

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

1.                                      Description of Plan

                General

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2004, the Aon Retirement Account was established as a separate account under the Aon Savings Plan. The Aon Retirement Account is intended for employees hired after January 1, 2004 who are not eligible for participation in the Aon Pension Plan.

Effective January 1, 2003, the Aon Common Stock Fund and the ESOP Allocated Fund were merged into a single fund called the Aon Common Stock ESOP Fund. Participants have the option to reinvest dividends in additional shares of Aon common stock in the Plan or receive dividends in cash. Additionally, effective January 1, 2003, participants are allowed to immediately diversify any Company matching contributions allocated to the Aon Common Stock ESOP Fund (ESOP Fund).

The following description of the Plan provides only general information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

Eligibility and Participation

Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate. Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service. Participants must complete one year of service to be eligible for Company matching contributions.

                Contributions

Participant — Participant contributions are made by means of regular payroll deductions. Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 25% (16% prior to January 1, 2004) of their compensation, as defined by the Plan. Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 10% (8% prior to January 1, 2004) of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $14,000 in 2005 and $13,000 in 2004. In addition to regular participant contributions, catch-up contributions of up to $4,000 for 2005 and $3,000 for 2004 were allowed for any participants who were age 50 or older during the Plan year.

The Aon Retirement Account is funded entirely by Company contributions. No employee contributions are allowed. The Plan does not guarantee Company contributions however it is intended the Company will make an annual contribution to the account of eligible employees. The amount of the contribution may increase with length of service of the employee and other factors deemed relevant by the Board.

Company — The Company contributes an amount equal to 50% of the first 6% of a participant’s compensation that a participant contributes to the Plan (75% of a participant’s compensation up to 4% for employees of Aon Human Capital Services, LLC and 100% of the first 3% for employees of Human Resources Outsourcing Group). This contribution will be made concurrent with participant contributions. Employees of the Human Resources Outsourcing Group receive a further contribution equal to 75% of the next 3% of compensation contributed to the Plan. The Company may make a further discretionary contribution based on employee contributions of up to 6%. The amount of this contribution is determined by the Aon Board of Directors.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant.  Additionally, a Self-Managed Account is offered whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s contributions and b) Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan. Participants become 100% vested in the employer contributions (excluding amounts in the Aon Retirement Account) after five years of plan service, according to a graded vesting schedule.

Participants become fully vested in the Aon Retirement Account after five years of service

Forfeitures of $2,300,000 for 2005, and $1,538,000 for 2004 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump sum payment equal to his or her vested balance. The participant may elect to receive this payment directly or to be rolled into another Plan or IRA. Vested amounts of the ESOP may be received in cash or Aon Common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

                Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges. Investments in collective trusts are carried at redemption value as determined by the applicable trust on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

Administrative Expenses

Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company did not pay any Plan expenses in 2005 or 2004.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                                      Investments

Effective October 1, 2004, State Street Bank and Trust Company has been appointed Trustee and custodian for all Plan assets. Prior to this date, Institutional Trust Company (ITC) was custodian of the Plan assets and Trustee for all Plan assets except the Aon Common Stock ESOP shares and the self-managed brokerage accounts. For the Aon Common Stock ESOP shares and self-managed brokerage accounts, State Street Bank and Trust Company was the Trustee. The Trustees are named fiduciaries under ERISA. As used herein, Trustee refers to  ITC and State Street Bank and Trust Company individually and collectively.

During 2005 and 2004 the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

	December 31
	2005		2004
	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments During the Year	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments During the Year
Investments, at fair value:
Aon Corporation Common Stock	$324,206	$115,249	$258,761	$606
Brokerage Accounts-Other Common and Preferred Stocks and Mutual Funds	11,257	391	9,215	(38)
Investments in Mutual Funds:
State Street Global Advisors Short Term Investment Fund	250,649	-	254,613	-
AIM Liquid Asset Fund	-	-	-	-
Vanguard REIT Index Fund	82,888	4,544	74,396	13,335
Vanguard Capital Opportunities Fund	71,764	5,248	60,849	6,851
Wells Fargo Small Cap Value Fund	15,256	(880)	-	803
Dodge & Cox Common Stock Fund	199,629	10,598	174,806	19,224
PIMCO Total Return Fund	53,863	(970)	49,788	(199)
Montag & Caldwell Growth Fund	-	-	23,285	785
Managers Special Equity Fund	51,454	(1,878)	53,183	6,521
T. Rowe Price Growth Stock Fund	29,225	2,460	-	(55)
American Euro-Pacific Growth Fund	102,110	13,087	77,495	9,692
Vanguard Admiral Intermediate Term Treasury Fund	71,187	(2,594)	73,341	(1,009)
Investments in Collective Trusts:
State Street Asset Allocation Fund	-	-	-	(1,901)
Ned Davis Research Asset Allocation Fund	129,125	4,806	138,855	7,739
State Street Global Advisors S&P 500 Strategy Fund	243,785	12,319	255,803	21,150
INVESCO Asset Allocation Fund	-	-	-	1,653
INVESCO 500 Index Fund	-	-	-	4,220
INVESCO International Equity Fund	-	-	-	478
Short-Term Investment Funds	2,086	-	1,943	-
Total	$1,638,484	$162,380	$1,506,333	$89,855

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in thousands):

	December 31
	2005	2004
Aon Corporation, Common Stock	$324,206	$258,761
Investments in Mutual Funds:
State Street Global Advisors Short Term Investment Fund	250,649	254,613
Dodge & Cox Common Stock Fund	199,629	174,806
American Euro-Pacific Growth Fund	102,110	77,495
Investments in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	129,125	138,855
State Street Global Advisors S&P 500 Strategy Fund	243,785	255,803

4.                                      Income Tax Status

The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.                                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

.

Employer Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Identity of Issuer	Number of Shares Principal Amount	Current Value (thousands)

Aon Common Stock ESOP Fund

Common Stock

Aon Corporation
Common Stock, 1.00 par*	9,016,429	$324,141

Short Term Investment Fund

Mutual Fund

Investments held in the State Street Global
Advisor Short Term Investment Fund*	250,649,273	$250,649

Total Return Fund

Collective Trust

Investments held in the Ned Davis Research
Asset Allocation Fund	9,877,656	$129,125

Common Stock Index Fund

Collective Trust

Investments held in the State Street Global
Advisors S&P 500 Strategy Fund*	1,051,643	$243,785

Real Estate Securities Fund

Mutual Fund

Investments held in the Vanguard
REIT Index Fund	6,351,492	$82,888

Vanguard Capital Opportunities Fund

Mutual Fund

Investments held in the Vanguard Capital
Opportunities Fund	940,943	$71,764

Dodge & Cox Common Stock Fund

Mutual Fund

Investments held in the Dodge & Cox
Common Stock Fund	1,454,945	$199,629

PIMCO Total Return Fund

Mutual Fund

Investments held in the PIMCO
Total Return Fund	5,108,825	$53,863

T. Rowe Price Growth Stock Fund

Mutual Fund

Investments held in the T. Rowe Price
Growth Stock Fund	1,022,723	$29,225

Managers Special Equity Fund

Mutual Fund

Investments held in the Managers
Special Equity Fund	595,876	$51,454

Vanguard Admiral Intermediate Term Treasury Fund

Mutual Fund

Investments held in the Vanguard Admiral
Intermediate Term Treasury Fund	6,485,841	$71,187

American Euro-Pacific Growth Fund

Mutual Fund

Investments held in the American Euro-
Pacific Growth Fund	2,595,548	$102,110

Wells Fargo Small Cap Value Fund

Mutual Fund

Investments held in the Wells Fargo Small
Cap Value Fund	503,272	$15,256

Other Common and Preferred Stocks and Mutual Funds (Self-Managed Funds)

Brokerage Accounts

Investments held in other common and preferred
stocks and mutual funds and other investments	11,257,051	$11,257

Investments held in Aon Corporation
Common Stock*	1,799	$65

Investment held in the State Street
Short-Term Investment Fund	2,086,157	$2,086

Participant Loans (5.00% - 10.5%)	—	$23,686

		$1,662,170

*Party in interest transaction not prohibited by ERISA.